Exhibit 99.1

ROGERS COMMUNICATIONS ANNOUNCES THE PASSING OF PHILIP B. LIND

TORONTO, August 20, 2023 - It is with deep sadness that Rogers Communications Inc. announces the passing of Phil Lind, long-standing member of the Board of Directors and company executive.

“Phil worked for Rogers for 54 years, nearly 40 of them with my father and helped build Rogers into the telecom and media powerhouse it is today,” said Edward Rogers, Chair, Rogers Communications. “He has been involved in every key decision in the company’s history and we are forever grateful for his countless contributions.”

From the Maclean Hunter deal to the Rogers-Shaw deal, Phil played an integral role in every major transaction in the company’s history. He was a tireless advocate for multilingual, multicultural and specialty programming. Phil was instrumental in the creation of the Rogers Group of Funds and championed Canada’s independent film and television sector. He was the architect and founder of CPAC and the driving force behind the acquisition of both Sportsnet and the Toronto Blue Jays. Phil proudly led the company’s growth and cable expansion into the United States.

Phil’s innumerable contributions were also recognized outside the company. He was appointed to the Order of Canada in 2002 and was inducted into the U.S. Cable Hall of Fame in 2012. Phil was the third Canadian to receive this honour, after Ted and JR Shaw. He received honorary doctorates for his work, including UBC and OCAD.

“Phil has been a constant steady force for over five decades,” added Rogers. “We will miss his deep devotion, relentless determination, and sage counsel.”

The Board of Directors and all Rogers employees express their deepest condolences to his children Sarah and Jed, daughter-in-law Jessica, grand-children James and Jack and his long-time partner Ellen. The company will make a donation to honour his contributions.

About Rogers Communications Inc.

Rogers is a leading Canadian technology and media company that provides communications services and entertainment to consumers and businesses. Rogers shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For more information, please visit: www.rogers.com.

For more information:

media@rci.rogers.com

1-844-226-1338